Exhibit 11.2
LEGEND BIOTECH CORPORATION INSIDER TRADING POLICY

1.PURPOSE

The purpose of this Insider Trading Policy (this “Policy”) is to ensure that Legend Biotech Corporation and its subsidiaries and controlled affiliates (collectively, the “Company”) and all of the Company’s directors, officers and employees comply with all applicable laws, rules and regulations regarding “insider trading.”

2.SCOPE
This Policy applies to the Company and all of its directors, officers and employees.
Every director officer and employee of the Company must review this Policy, and when requested by the Company, must certify that they have done. Such attestation may be accomplished through the use of the Company’s learning management system (currently, ComplianceWire) or any other manner determined by the General Counsel and the Compliance Officer. Questions regarding this Policy may be directed to the General Counsel or the Head of Total Rewards & Payroll.

3.POLICY

This Policy consists of three sections: Section 3.1 provides an overview; Section 3.2 sets forth the Company’s policies prohibiting insider trading; and Section 3.3 explains insider trading.

3.1.Summary

“Insider trading” occurs when any person purchases or sells any securities while in possession of material, non-public (or “inside”) information relating to the securities. Insider trading constitutes a violation of securities laws and regulations in the U.S. and other jurisdictions that may result in severe penalties and fines, including possible imprisonment. This Policy is meant to assist directors, officers and employees of the Company to avoid committing such violations.

The Company is a NASDAQ-listed publicly traded company in the United States. The Company and its employees are therefore subject to U.S. securities laws and regulations. Therefore, it is necessary for any employee of the Company to ensure that any trade they make in the securities of the Company complies with United States laws, rules, regulations and restrictions pertaining to insider trading in order to protect himself or herself from allegations of insider trading and to preserve the reputation and integrity of the Company.

As explained in Section 3.2 below, “securities” includes the ordinary shares or American Depositary Shares (“ADSs”) of the Company and possibly other companies as well, including a partner or collaborator of the Company or an economically-linked company such as a competitor of the Company.

The Company considers strict compliance with this Policy to be a matter of utmost importance. Violation of this Policy could cause extreme reputational damage and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of this Policy will be grounds for immediate dismissal from the Company. Violation of this Policy might expose the violator to severe criminal penalties, as well as civil liability to any person harmed by the violation. The monetary damages flowing from a violation could be multiple times the profit realized by the violator, and could require the violator to pay the attorney’s fees of the persons harmed as well.

3.2.Policies Prohibiting Insider Trading

For purposes of this Policy, the terms “purchase” and “sale” of securities include the granting of options or other share-based awards granted by the Company, but exclude the exercise of options or vesting of other share-based awards, if applicable, that does not involve the sale of securities.

Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below. This Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold ordinary shares or ADSs subject to an option or other award to satisfy tax withholding requirements.

3.2.1.No Trading – No director, officer or employee of the Company may purchase or sell any ADSs, ordinary shares or other securities of the Company or any securities of another publicly traded company, including a partner or collaborator of the Company or an economically-linked company such as a competitor of the Company, to which inside information relates or enter into a binding security trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (a “Trading Plan”) while in possession of material non-public information relating to the Company, its securities, or any other securities to which the inside information relates (the “Material Information”). Additionally, it is the Company’s policy that any transactions by the Company in Company securities shall comply with applicable insider trading laws, rules and regulations.

In the event that the Material Information possessed by you relates to the ADSs or other securities of the Company or any securities of another publicly traded company, including a partner or collaborator of the Company or an economically-linked company such as a competitor of the Company, the above policy will require waiting for at least forty-eight (48) hours after public disclosure of the Material Information by the Company, which forty-eight (48) hours shall include in all events at least one full Trading Day on the NASDAQ market following such public disclosure. The term “Trading Day” is defined as a day on which NASDAQ is open for trading. Except for public holidays in the United States, NASDAQ’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday.

Please see Section 3.3 below for an explanation of the Material Information.

3.2.2.Trading Window – Assuming none of the “no trading” restrictions set forth in Section 3.2.1 above applies, all employees of the Company may, during a Trading Window, purchase or sell any securities of the Company (including without limitation, acquiring or disposing of the ADSs, selling ordinary shares issued upon exercise of options or vesting other share-based awards, but excluding the exercise of options or vesting of other share- based awards that do not involve the sale of securities) or enter into a Trading Plan; provided however, that all transactions in the securities of the Company by directors, senior officers and certain other employees of the Company who are at higher risk of being exposed to material, non-public information in the course of their employment (including without limitation the Chief Executive Officer of the Company (the “CEO”) and the CEO’s direct reports and those employees that regularly attend the Global Leadership Meeting) as designated by the Company from time to time must be submitted to the Head of Total Rewards & Payroll for approval by (1) the CEO (or the designee thereof) or (2) in instances when the CEO has submitted such request to the Head of Total Rewards & Payroll, by the General Counsel, in each case regardless of when such transactions occur.1

A “Trading Window” is the period in any fiscal quarter of the Company commencing at the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the prior quarter, and ending on the last day of the next quarter. For example, if the Company’s first quarter results are published on May 12th, then the Trading Window will open at the close of business on the second Trading Day following May 12th and will close on June 30th. If the Company’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before NASDAQ closes, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

From time to time, the Head of Total Rewards & Payroll may declare the Trading Window closed due to non-public material events or actions impacting the
1 The Company shall maintain a list of all directors, officers and employees that are subject to such pre-approval requirement and shall inform employees when they are added or removed from such list. If you are in doubt as to whether this pre-approval requirement applies to you, please check with the Compliance Officer.

Company or for other reasons. In such case, all employees will be immediately notified of such closure and will also be notified when the Trading Window reopens. Closure of the Trading Window may occur without prior warning.

Please note that trading in any securities of the Company during the Trading Window is not a “safe harbor,” and all directors, officers and employees of the Company should strictly comply with this Policy.

The General Counsel may, upon request in special circumstances and after consultation with the Company’s Board or a committee of the Board, grant approval to directors, officers or employees to purchase or sell securities during a period that falls outside of the Trading Window. Any such special approval shall be limited to the number of securities and the time period specified in such approval.

When in doubt, do not trade and do not disclose the information to others!
Check with the General Counsel first.

Notwithstanding the foregoing, sale of securities of the Company pursuant to an existing Trading Plan which was entered into in accordance with this Policy and in compliance with applicable law is not subject to the restrictions on trading in Sections 3.2.1 and 3.2.2 above.

3.2.3.No Tipping – No director, officer or employee of the Company may directly or indirectly disclose any non-public Material Information to anyone outside the Company (so-called “tipping”).

3.2.4.Confidentiality – No director, officer or employee of the Company may communicate any non-public Material Information to anyone outside the Company under any circumstances unless approved by the General Counsel in advance, or to anyone within the Company other than on a need-to-know basis.

3.2.5.No Comment – No director, officer or employee of the Company may discuss any non-public internal matters or developments of the Company with anyone outside the Company, except as required for the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, research analysts or others, or any requests for comments or interviews, you are required to decline comment and direct the inquiry or request to the Company’s Investor Relations Department at investor@legendbiotech.com, who is responsible for coordinating and overseeing the release of Company information to the investing public, analysts and others in compliance with applicable laws and regulations.

3.2.6.Corrective Action – If you become aware that any potential Material Information has been or may have been inadvertently disclosed, you must notify the General

Counsel immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

3.2.7.Other Prohibited or Discouraged Transactions - This section addresses certain types of transactions that may expose you and the Company to significant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with other provisions in this Policy that may apply to the transaction, such as the general prohibition against insider trading as well as pre-approval procedures, to the extent applicable.

•Short sales - Short sales (i.e., the sale of a security that must be borrowed to make delivery) and "selling short against the box" (i.e., a sale with a delayed delivery) with respect to Company securities are prohibited under this Policy. Short sales may signal to the market possible bad news about the Company or a general lack of confidence in its prospects and an expectation that the value of such securities will decline. In addition, short sales are effectively a bet against the Company's success and may reduce the seller's incentive to improve the Company's performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

•Derivative securities and hedging transactions - Transactions in publicly traded options, such as puts and calls, and other derivative securities with respect to the Company's securities are prohibited. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding such securities. Stock options, stock appreciation rights and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition.

•Using securities as collateral for loans - The pledge of Company securities as collateral for loans is prohibited under this Policy without the prior written consent of the General Counsel. Even if you receive written consent to pledge such securities as collateral for loans, you should exercise caution when doing so. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material, non-public information or otherwise are not permitted to trade in Company securities, may result in inadvertent insider trading violations and unfavorable publicity for you and the Company.

•Holding Company securities in margin accounts - Holding of Company securities in margin accounts is prohibited. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material, non-public information or are otherwise not permitted to trade, may result in inadvertent insider trading violations and unfavorable publicity for you and the Company.

•Placing open orders with brokers - Except in accordance with an approved Trading Plan, you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when you are aware of material, non-public information or otherwise are not permitted to trade in Company securities, which may result in inadvertent insider trading violations and unfavorable publicity for you and the Company. If you are subject to pre-approval requirements under this Policy, you should so inform any broker with whom you place any open order at the time it is placed.

3.3.Explanation of Insider Trading

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to the security.2 “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the U.S. federal securities laws. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to a security. It is generally understood that “insider trading” includes the following:

•trading by insiders while in possession of material non-public information;
•trading by persons other than insiders while in possession of material non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was acquired inappropriately; and

2 Under section 307A(1) of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong), “inside information” means specific information that is about the corporation or the listed securities of the corporation and is not generally known to the persons who are accustomed or would be likely to deal in the listed securities of the corporation but would if generally known to them be likely to materially affect the price of the listed securities.

•communicating or tipping material non-public information to others, including recommending the purchase or sale of a security while in possession of material non-public information.

As noted above, for purposes of this Policy, the terms “purchase” and “sale” of securities include the granting of options or other share-based awards granted by the Company, but exclude the exercise of options or vesting of other share-based awards that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to this Policy.

3.3.1.What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.
Examples of material information include (but are not limited to) information concerning:

•dividends;
•corporate earnings or earnings forecasts;
•changes in financial condition or asset value;
•status of and new developments related to product or product candidate development or regulatory approvals;
•clinical data relating to products or product candidates;
•detailed regarding timelines, progress or results for preclinical studies or clinical trials;
•communications with the U.S. Food and Drug Administration or any comparable foreign government agencies;
•negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;
•notice of issuance or denial of patents, the acquisition of other material intellectual property rights or notice of a material adverse change in intellectual property or patents owned by the Company;
•regulatory developments;
•significant new contracts or the loss of a significant contract;
•significant new products or services;

•significant marketing plans or changes in such plans;
•capital investment plans or changes in such plans;
•material litigation, administrative action or governmental investigations or inquiries about the Company or any of its officers or directors;
•significant borrowings or financings;
•defaults on borrowings;
•new equity or debt offerings;
•significant personnel changes;
•changes in accounting methods and write-offs; and
•any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.
A good general rule of thumb: when in doubt, do not trade, and do not disclose such information to others.

3.3.2.What is Non-public?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, PR Newswire or United Press International. Circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

3.3.3.Who is an Insider?

“Insiders” include directors, officers and employees of a company and anyone else who has material non-public information about a company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material non-public information relating to a company’s securities. All directors, officers and employees of the Company are considered insiders with respect to material non-public information about business, activities and securities of the Company. The directors, officers and employees of the Company may not trade the Company’s securities or any other securities to which such material non-public information relates while in possession of material non-public information relating to the Company or such other company as the material non-public information relates or tip (or communicate except on a need-to-know basis) such information to others.

It should be noted that trading by members of a director’s, officer’s or employee’s household can be the responsibility of such director, officer or employee under certain circumstances and could give rise to legal and Company-imposed sanctions.

3.3.4.Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material non-public information to a third party (a “tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them or individuals who trade on material non-public information which has been unlawfully used.

Tippees inherit an insider’s duties and are liable for trading on material non-public information tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the material non-public information along to others who trade on such information. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.
3.3.5.Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in the unlawful conduct and their employers. The U.S. Securities and Exchange Commission and the U.S. Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the U.S. federal securities laws include:

•administrative sanctions;
•sanctions by self-regulatory organizations in the securities industry;
•civil injunctions;
•damage awards to private plaintiffs;

•disgorgement of profits gained by the violator;
•civil fines for the violator of up to three times the amount of profit gained or loss avoided by the violator;
•civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of US $1,000,000 or three times the amount of profit gained or loss avoided by the violator;
•criminal fines for individual violators of up to US $5,000,000 (US $25,000,000 for an entity); and
•jail sentences of up to 20 years.
In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the U.S. federal securities laws. Other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), and equivalent non-U.S. laws, including those in Hong Kong, also may be violated upon the occurrence of insider trading.

3.3.6.Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to material and non- public information relating to other companies, including the Company’s customers, vendors, suppliers and other business partners (“Business Partners”), particularly when that information is obtained in the course of employment with, or other services performed by, or on behalf of, the Company. Civil and criminal penalties, and discipline, including termination of employment for cause, may result from trading on inside information regarding the Company’s Business Partners. Each individual should treat material nonpublic information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.